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                                                                       Exhibit 5





June 18, 1997




Board of Directors
USX Corporation
600 Grant Street
Pittsburgh, Pennsylvania 15219-4776

Attention:  Mr. Thomas J. Usher
         Chairman, Board of Directors

Gentlemen:

I am Assistant General Counsel-Corporate and Assistant Secretary of USX Corporation, a Delaware corporation ("USX"). I have served as counsel to USX in connection with the proposed issuance of up to 6,000,000 shares of USX-U. S. Steel Group Common Stock, par value $1.00 per share (the "Shares"), pursuant to the Marathon Oil Company Thrift Plan ("Plan") and in the preparation and filing with the Securities and Exchange Commission of a Registration Statement on Form S-8 ("Registration Statement").

As Assistant General Counsel-Corporate of USX, I am familiar with USX's Restated Certificate of Incorporation and By-Laws. I am also familiar with the resolutions adopted by USX's Board of Directors on April 29, 1997 authorizing the issuance of the Shares. I, or persons subject to my supervision, have examined the Registration Statement and such other documents, corporate records and certificates of corporate officers and public officials as I have deemed relevant or necessary to giving the opinion set forth below.

Based on the foregoing, I am of the opinion that the issuance of the Shares has been approved by all necessary corporate action and that when the Shares are sold they will be legally issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.

Very truly yours,

/s/  John A. Hammerschmidt

John A. Hammerschmidt